UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Penwest Pharmaceuticals Co.

(Name of Subject Company (Issuer))

West Acquisition Corp.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

709754105

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$168,332,819.65	$12,002.13

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding

(i) the product of (x) the offer price of $5.00 net per share in cash and (y) 31,946,576 shares of common stock, par value $0.001 per share (“Shares”) of Penwest Pharmaceuticals Co. (“Penwest”) outstanding as of August 6, 2010 (including 64,000 Shares that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), as represented by Penwest in the Merger Agreement (as defined herein), (ii) the product of (x) 1,195,465 outstanding and unexercised options to acquire Shares with an exercise price of less than $5.00 per share as of August 6, 2010 and (y) the difference between (A) the offer price of $5.00 net per Share and (B) $2.50, which represents the weighted average exercise price of the outstanding and unexercised options with an exercise price of less than $5.00 per share as of August 6, 2010 and (iii) the product of (x) 4,070,301 Shares underlying warrants with an exercise price of less than $5.00 per share as of August 6, 2010 and (y) the difference between (A) the offer price of $5.00 per share and (B) $3.62, which represents the exercise price of the warrants.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009 by multiplying the transaction value by 0.00007130.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by West Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Penwest Pharmaceuticals Co., a Washington corporation (“Penwest”), at a price of $5.00 per Share, net to the seller in cash less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Endo. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of August 9, 2010 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Penwest, Endo and Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Penwest Pharmaceuticals Co., a Washington corporation. Its principal executive office is located at 2981 Route 22, Suite 2, Patterson, New York 12563-2335 and its telephone number is (877) 736-9378.

(b) This Schedule TO relates to Penwest’s Shares. According to Penwest, as of August 6, 2010, there were approximately 31,946,576 Shares issued and outstanding, 2,595,069 outstanding and unexercised options to acquire Shares and warrants to purchase an aggregate of 4,070,301 Shares, as represented by Penwest in the Merger Agreement.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) West Acquisition Corp., a company incorporated under the laws of the State of Delaware and an indirect, wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., and (ii) Endo Pharmaceuticals Holdings Inc., a company incorporated under the laws of the State of Delaware. Each of Purchaser’s and Endo’s principal executive office is located at c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317, and the telephone number of each is (610) 558-9800. The information regarding Purchaser and Endo set forth in Section 9 (“Certain Information Concerning Purchaser and Endo”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 3 (“Procedures for Tendering Shares; Shares Underlying Options and Shares Underlying Warrants”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 3 (“Procedures for Tendering Shares; Shares Underlying Options and Shares Underlying Warrants”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 2 (“Acceptance for Payment and Payment for Shares”) and Section 3 (“Procedures for Tendering Shares; Shares Underlying Options and Shares Underlying Warrants”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 5 (“Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(b) The information set forth in Section 8 (“Certain Information Concerning Penwest”), Section 9 (“Certain Information Concerning Purchaser and Endo”), Section 10 (“Background of the Offer; Contacts with Penwest”) and Section 11 (“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”), Section 10 (“Background of the Offer; Contacts with Penwest”) and Section 11 (“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(c)(2-3) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 16 (“Fees and Expenses”), Section 10 (“Background of the Offer; Contacts with Penwest”) and Section 11 (“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the offer is not subject to any financing condition; and

(c)	the offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in Section 11 (“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 11 (“Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements”), Section 13 (“Conditions of the Offer”) and Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) Not applicable.

(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated August 20, 2010

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Conditional Election Form, including Instructions for Conditional Exercise for Tender of Option Shares and Warrant Shares

(a)(1)(G)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(H)	Press Release of Endo, dated August 9, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(a)(1)(I)	Form of summary advertisement, published August 20, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Slide Presentation of Endo Pharmaceuticals Holdings Inc., dated August 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 12, 2010)

(a)(5)(B)	Chapter 23B.13 of the Washington Business Corporation Act

(a)(5)(C)	Petition filed by Steve Jackson in the Superior Court of Washington in and for King County on August 11, 2010

(a)(5)(D)	Petition filed by Steve Welsch in the Supreme Court of the State of New York, County of Putnam on August 12, 2010

(a)(5)(E)	Petition filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 18, 2010

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of August 9, 2010, by and among Endo, Purchaser and Penwest (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on August 11, 2010)

(d)(2)	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.93 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(d)(3)	Confidentiality Agreement, dated as of July 30, 2010, by and between Endo and Penwest

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

West Acquisition Corp.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: August 20, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 20, 2010

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Conditional Election Form, including Instruction for Conditional Exercise for Tender of Option Shares and Warrant Shares

(a)(1)(G)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(H)	Press Release of Endo, dated August 9, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(a)(1)(I)	Form of summary advertisement, published August 20, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Slide Presentation of Endo Pharmaceuticals Holdings Inc., dated August 12, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 12, 2010)

(a)(5)(B)	Chapter 23B.13 of the Washington Business Corporation Act

(a)(5)(C)	Petition filed by Steve Jackson in the Superior Court of Washington in and for King County on August 11, 2010

(a)(5)(D)	Petition filed by Steve Welsch in the Supreme Court of the State of New York, County of Putnam on August 12, 2010

(a)(5)(E)	Petition filed by Robert Steinmetz in the Supreme Court of the State of New York, County of Putnam on August 18, 2010

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of August 9, 2010, by and among Endo, Purchaser and Penwest (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on August 11, 2010)

(d)(2)	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.93 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on August 11, 2010)

(d)(3)	Confidentiality Agreement, dated as of July 30, 2010, by and between Endo and Penwest

(g)	Not applicable

(h)	Not applicable